UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 6, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  August 6, 2010

Exhibit No.	Description
1.	Press release, dated August 6, 2010.

Exhibit 1

Jinpan International Reports Second Quarter 2010
Financial Results

Carlstadt, N.J., August 6, 2010 - Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced unaudited consolidated financial results for the second quarter ended June 30,  2010.

Net sales for the second quarter were $36.8 million, a 10.0% decrease from $40.9 million in the same period last year.  The decrease in sales was the result of lower standardized transformer sales in the Company’s domestic business segment and fewer than expected shipments of transformer products in its International segment.  In the second quarter, domestic sales accounted for $30.5 million, or 83.0% of net sales, compared to $35.1 million, or 85.8% of net sales in the same period last year. Net sales outside of China increased to $6.3 million, or 17.1% of net sales, compared to $5.8 million, or 14.2% of net sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $32.9 million, or 89.4% of net sales in the second quarter, while wind energy products represented $3.9 million, or 10.6% of net sales in the second quarter.

Gross profit in the second quarter decreased 15.9% year over year to $16.0 million from $19.0 million, and gross profit margin was 43.6%, compared to 46.6% in the prior year period.  Gross margin was impacted by lower sales of higher margin wind power transformer products and a lower pricing environment for standardized transformers due to lower silicon steel prices.

Selling and administrative expenses in the second quarter were $11.5 million, or 31.3% of net sales, compared to $9.0 million, or 22.1% of net sales in the same period last year.  Selling and administrative expenses increased primarily due to additional overhead costs at the Company’s Shanghai facility, which was not operational in the first half of 2009 and higher sales commissions to sales agents.

Operating income decreased 55.0% to $4.5 million, or 12.2% of net sales, from $10.0 million, or 24.4% of net sales in the same period last year.

The Company incurred tax expense of $2.7 million in the 2010 second quarter compared to tax expense of $1.1 million in the 2009 second quarter.  The higher tax expense resulted from the distribution of profits by our Chinese subsidiaries to their parent company in the British Virgin Islands. Under China’s tax law, profits distributed by Chinese subsidiaries to their foreign parent company are subject to a 10% distribution tax.  In the second quarter of 2010, our Chinese subsidiaries paid taxes in the amount of $2.5 million on profit distribution of $25 million.

Net income for the second quarter decreased 76.9% to $2.0 million, or $0.12 per diluted share, from $8.7 million, or $0.54 per diluted share, in the same period last year.  Second quarter net income as a percentage of net sales was 5.5%, compared to 21.2% in the same period last year.

As of June 30, 2010, the Company had a backlog of approximately $58.5 million, approximately 15% increase from March 31, 2010.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "Our second quarter sales performance was primarily impacted by increased pricing pressure in our domestic business along with fewer than expected international sales orders by our major OEM customer, due to the economic slowdown in the U.S. and Europe.  We are working actively to expand our business performance in our key business segments.  Domestically, such efforts include generating increased sales of higher margin customized cast resin transformer products, expanding our high and low end product lines, improving the manufacturing efficiencies of our cast resin transformers as well as exploring domestic sales opportunities for wind power products.   In our International segment, we continue to focus on diversifying our risk by increasing our total number of OEM customers, which has increased to three from one over the past year.  We also believe we can add another major OEM customer by the first quarter 2011.”

“We are making good progress positioning each segment of our business for healthy financial results in an uncertain operating environment and believe our business can only grow stronger as market conditions improve,” concluded Mr. Li.

Balance Sheet
As of June 30, 2010, the Company had $17.1 million in cash and cash equivalents, compared to $25.7 million at December 31, 2009. The Company’s accounts receivable on June 30, 2010 totaled $68.1 million, compared to $64.2 million at December 31, 2009. Notes payable as of June 30, 2010 was nil compared to $5.0 million on December 31, 2009.  Total bank loans outstanding at June 30, 2010  at $5.4 million as  compared to $1.6 million December 31, 2009

Financial Outlook
For the full year 2010, the Company currently anticipates a net sales decrease of approximately 10%-15% from 2009 sales, gross profit to range from 37%-40% and net income decline of approximately 45%-50% from 2009 net income results.  The Company expects domestic sales volume to increase approximately 10% while average pricing in the domestic business is expected to decline approximately 20% compared to 2009.

Foreign Currency Translation
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.786 to 1 US dollar as of June 30, 2010. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.806 to 1 US dollar for the period from Januaryl 1, 2010 to June 30, 2010. Equity transactions are translated using historical rates.

Conference Call Information
Jinpan’s management will host an earnings conference call on August 6, 2010 at 9:00 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-719-325-2218.  A webcast will also be available via the Company's website at http://www.jstusa.net or at www.viavid.net.  A replay of the call will be available through August 20, 2010.  Listeners may access the replay by dialing #1-719-457-0820, access code: 4244674.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

s	our ability to successfully implement our business strategy;
s
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

s	the effects of rapid technological changes and vigorous competition in the markets in which we operate;
s	uncertainties about the future growth in electricity consumption and infrastructure;
s	development in the markets in which we operate;

s	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;
s	other factors or trends affecting the industry generally and our financial condition in particular;
s	the effects of the higher degree of regulation in the markets in which we operate;
s	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;
s	the monetary and interest rate policies of the countries in which we operate;
s	changes in competition and the pricing environments in the countries in which we operate;
s	exchange rates; and
s
other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.
Mr. Mark Du,
Chief Financial Officer
+1 (201) 460-8778

At ICR, Inc.:

In China:
Yuening Jiang
+86 10 6599 7965

In U.S.
Bill Zima
+1 (203) 682-8200

(Financial Statements on Following Page)

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Six Month Periods Ended June 30, 2010

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2010	2009	2010	2009
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	36,750	40,903	56,332	73,290
Cost of Goods Sold	(20,732)	(21,859)	(33,164)	(42,530)
Gross Margin	16,018	19,044	23,168	30,760

Operating Expenses
Selling and administrative	(11,524)	(9,047)	(17,919)	(15,277)
Operating income	4,494	9,997	5,249	15,483

Interest Expenses	(36)	(248)	(78)	(352)
Other Income	212	72	803	122
Income before income taxes	4,670	9,821	5,974	15,253

Income taxes	(2,661)	(1,133)	(2,820)	(1,886)
Net income	2,009	8,688	3,154	13,367

Earnings per share

-Basic	$ US0.12	$ US0.54	$ US0.20	$ US0.84

-Diluted	$ US0.12	$ US0.54	$ US0.19	$ US0.83

Weighted average number of shares

-Basic	16,155,696	16,005,588	16,155,696	16,005,588

-Diluted	16,530,869	16,172,180	16,530,869	16,172,180

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2010	2009
	US$	US$
Assets

Current assets:

Cash and cash equivalents	17,144	25,749
Accounts receivable, net	68,142	64,173
Inventories	33,558	25,618
Prepaid expenses	9,781	9,780
Other receivables	7,984	9,731

Total current assets	136,609	135,051

Property, plant and equipment, net	26,603	26,716

Construction in progress	2,551	1,811

Land use right	6,376	5,992
Intangible asset-Goodwill	12,415	12,340
Other assets	74
Deferred tax assets	313	351

Total assets	184,941	182,261
		182,261
Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	3,743	-
Accounts payable	10,090	10,385
Notes Payable	-	5,009
Tax Payable	978	1,848
Advance from customers	6,635	3,995
Other Payable	23,158	23,442

Total current liabilities	44,604	44,679

Long TermLoan	1,621	1,643
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,425,456 in 2010 and 2009	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2010 and 2009	-	-
Additional paid-in capital	35,632	35,526
Reserves	8,011	3,906
Retained earnings	85,239	87,325
Accumulated other comprehensive income	9,416	8,764
	139,226	136,449
Less: Treasury shares at cost, common stock-206,470 in 2010 and 206,470in 2009	(510)	(510)
Total shareholders’ equity	138,716	135,939

Total liabilities and shareholders' equity	184,941	182,261

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2010(Unaudited)

	Six months ended June 30	Six months ended June 30
	2010	2009
Operating activities
Net income	3,154	13,367
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	1,838	1,454
Provision for Doubtful Debt	(272)	(286)
Loss/(Gain) on disposal of fixed assets	(16)	-
Deferred Income Tax	40	43
Stock-based compensation cost	106	205
Changes in operating assets and liabilities
Accounts receivable	(3,298)	(1,188)
Notes receivable	2,470	208
Inventories	(7,762)	3,324
Prepaid expenses	(16)	(23,241)
Other receivables	(714)	186
Accounts payable	(283)	(1,353)
Income tax	(878)	(2,028)
Advance from customers	2,607	(1,401)
Other liabilities	(587)	(1,164)
Net cash provided by/(used in) operating activities	(3,611)	(12,050)
Investing activities
Purchases of property, plant and equipment	(1,671)	(1,348)
Proceeds from sales of property, plant and equipment	124	-
Payment for construction in progress	(728)	(645)
Long Term Prepaid Lease	(347)	-
Investment in Beijing Jinpan Huineng Electronics Co	(29)	-
Net cash provided by (used in) investing activities	(2,651)	(1,993)
Financing activities
Increase( Decrease) in Notes payable	(5,025)	26,367
Proceeds from bank loan	3,732	4,850
Repayment of bank loan	(32)	(12,175)
Proceeds from exercise of stock options	-	70
Dividends paid	(1,139)	(970)
Net cash provided by/(used in) financing activities	(2,464)	18,142
Effect of exchange rate changes on cash	121	493
Net increase/(decrease) in cash and cash equivalents	(8,605)	4,592
Cash and cash equivalents at beginning of year	25,749	16,739
Cash and cash equivalents at end of the period	17,144	21,331

Interest paid	50	364
Income taxes paid	3,804	2,971